3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON AUGUST 5, 2011

AND

INFORMATION CIRCULAR

July 8, 2011

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your professional advisors.

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719
Telephone: 520.623.3090
Facsimile: 520.623.3326

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF PAN AMERICAN LITHIUM CORP.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Pan American Lithium Corp. (the “Company”) will be held at the office of the Company, located at 3040 N. Campbell Avenue, Suite 110, Tucson, Arizona USA, on Friday, August 5, 2011, at the hour of 10:00 a.m. (Tucson time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended February 28, 2011 and accompanying report of the auditors;

2.	to appoint Manning Elliott LLP, Chartered Accountants, as the auditors of the Company for the financial year ending February 28, 2012;

3.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending February 28, 2012;

4.	to set the number of directors of the Company for the ensuing year at three (3);

5.	to elect, individually, Andrew Brodkey, Dr. David Terry and Dr. Ronald Richman as the directors of the Company to serve until the next annual general meeting of the shareholders;

6.

to consider and, if thought fit, to approve an ordinary resolution approving the Company’s rolling Stock Option Plan, which shall be limited to ten percent (10%) of the issued shares of the Company at the time of any granting of options;

7.

to approve a special resolution authorizing the alternation of the Company’s Notice of Articles and Article to amend and increase the authorized share structure of the Company to authorize an unlimited number of a new class of Preferred Shares without par value, issuable in series, with special rights and restrictions applicable to the Preferred Shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued; and

8.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed June 30, 2011 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 8th day of July, 2011.

By Order of the Board of

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew Brodkey
President, Chief Executive Officer and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM OR VOTING INSTRUCTION FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

- ii -

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719
Telephone: 520.623.3090
Facsimile: 520.623.3090

INFORMATION CIRCULAR
July 8, 2011

INTRODUCTION

This Information Circular accompanies the Notice of Annual General and Special Meeting of Shareholders (the “Notice”) and is furnished to the shareholders (the “Shareholders”) holding common shares (the “Common Shares”) in the capital of Pan American Lithium Corp. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the Annual General and Special meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. on Friday, August 5, 2011 at the offices of the Company, located at 3040 N. Campbell Avenue, Suite 110, Tucson, Arizona USA, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is July 8, 2011. Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their clients, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies by management of the Company. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on June 30, 2011 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

To exercise this right, the Shareholder may do so by striking out the printed names of the Designated Persons and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), at its offices located at 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the proxy in favour of each matter identified in the proxy, including the vote for the election of the nominees to the Company’s Board of Directors (the “Board”), for the appointment of the auditors, for the Company’s 10% rolling stock option plan, and for the amendment to the Notice of Article and Articles to create an unlimited number of preferred shares.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Typically, the Intermediary will require the Non-Registered Holder to submit their proxy authorization form before the Company’s proxy deadline to allow the Intermediary time to submit their proxy to the Comapny.

There are two kinds of beneficial owners – those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These security holder materials are being sent, directly or indirectly, to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

All references to Shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the Record Date, determined by the Board to be the close of business on June 30, 2011, a total of 42,234,753 Common Shares were issued and outstanding. Each Common Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company’s directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company.

NUMBER OF DIRECTORS

The Articles of the Company provide for a board of directors of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval of the Shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at three (3). The number of directors will be approved if the affirmative vote of at least a majority of Common Shares present or represented by proxy at the Meeting and entitled to vote thereat are voted in favour of setting the number of directors at three (3).

Management recommends the approval of an ordinary resolution to set the number of directors of the Company at three (3).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal. The Company’s current Board consists of Andrew Brodkey, Dr. David Terry and Dr. Ronald Richman.

Management of the Company proposes to nominate all of the current directors, as further described in the table below, for election by the Shareholders as directors of the Company to hold office until the next annual meeting. Information concerning such persons, as furnished by the individual directors, is as follows:

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Common Shares Owned(1)
Andrew Brodkey(2) Tucson, Arizona, USA President, Chief Executive Officer and Director	Chief Executive Officer and Director of Pan American Lithium Corp.; Chief Executive Officer and Director of Zoro Mining Corp., a junior exploration company advancing gold projects in the Americas (OTCBB: ZORM); Chief Executive Officer and Director of Pacific Copper Corp., a junior exploration company advancing copper projects in the Americas (OTCBB: PPFP); Titan Iron Ore Corp., a junior exploration company advancing iron ore projects in the Americas (OTCBB: TFER); Manager, Kriyah Consultants LLC.	December 4, 2009 to present	1,023,000
Dr. David Terry(2)(3) , PhD., P.Geo West Vancouver, BC, Canada Director	Senior Vice President, Exploration, of Grosso Group Management Ltd.; and director and officer of several reporting issuers.	May 30, 2008 to present	Nil
Dr. Ronald Richman(2)(3) Tucson, Arizona, USA Director

Director of Pan American Lithium Corp., Co-director at Arid Lands Bioenergy Institute at the University of Arizona from 2008; Director and Chief Executive Officer of Innovative Technology Development Center.

		April 14, 2010 to present	Nil

(1)	Information has been furnished by the respective nominees individually, as disclosed on SEDI at www.sedi.ca.
(2)	Denotes a member of the Audit Committee of the Company.
(3)	Denotes an independent director.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing Audit Committee, consisting of Andrew Brodkey, Dr. David Terry and Dr. Ronald Richman.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Corporate Cease Trade Orders

Other than disclosed herein, to the best of management’s knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

While Andrew Brodkey was CEO and a director of Pacific Copper Corp., that company received a cease trade order (a “CTO”) from the British Columbia Securities Commission (“BCSC”) dated October 28, 2008 under Section 164 of the B.C. Securities Act, for a failure to file technical reports for its material copper oxide properties and for website disclosure which improperly set forth mineral resource estimates at several of its properties. On May 8, 2009, the BCSC revoked its CTO against Pacific Copper Corp. In order to comply with BCSC standards, Pacific Copper Corp. obtained technical reports under Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) with respect to each of its material copper oxide properties, amended its annual report for the fiscal year ended October 31, 2008 to indicate that it considers such properties to be material, and provided additional disclosure, including a clarifying news release.

While Andrew Brodkey was CEO and a director of Zoro Mining Corp., that company received a CTO from the BCSC dated December 11, 2009 for, inter alia, a failure to file technical reports for several of its material properties. On July 21, 2010, the BCSC revoked its CTO against Zoro Mining Corp. In order to comply with BCSC standards, Zoro Mining Corp. obtained technical reports under NI 43-101 with respect to three of its material properties. In addition, the company filed an amended Annual Information Form on Form 10-K/A for the Company’s fiscal year ended April 30, 2009 on SEDAR in order to revise certain disclosure regarding the newly filed project technical reports.

Bankruptcies

To the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, has made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officers” or “NEO” means:

(a)	the Company’s CEO,

(b)	the Company’s CFO,

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with applicable securities laws, and

(d)

any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the chief executive officer, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the stock options granted which have expiry dates in 2015 and 2020, respectively. The Company intends to further develop these compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Company does not have in place a Compensation and Nominating Committee. All tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company and to developing and monitoring the Company’s approach to the nomination of directors to the Board are performed by the members of the Board. The compensation of the NEOs and the Company’s employees are reviewed, recommended and approved by the Board.

The Company directly, or indirectly through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium term compensation component. In the future, the Board may also consider the grant of options to purchase common shares of the Company with longer future vesting dates to satisfy the long term compensation component.

Option-Based Awards

In accordance with Policy 4.4 of the TSX Venture Exchange (the “Exchange”), the directors of the Company have adopted a rolling stock option plan (the “Plan”) subject to Shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding Common Shares are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of Common Shares reserved for issuance under the Plan increases with the issue of additional Common Shares, the Plan is considered to be a “rolling” stock option plan.

The Company has the Plan to provide effective incentives to directors, officers, senior management personnel, employees and key consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s shareholders. The size of stock option grants to NEOs is dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long-term contribution to the Company will be key to its long-term success.

Summary Compensation Table

Particulars of compensation paid to each NEO in the two most recently completed financial years are set out in the summary compensation table below.

Name and Principal Position	Year	Salary ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compens- ation ($)	Total Compens- ation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Andrew Brodkey(4) Chairman of the Board, Chief Executive Officer and President	2011 2010	$140,044 $45,542	Nil Nil	$125,378 $147,879	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$265,422 $193,421
Jodi Henderson(5) Corporate Secretary	2011 2010	$53,484 $13,995	Nil Nil	$36,986 $91,573	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$90,470 $105,568
David Hackman(6) V.P. Exploration	2011 2010	$73,720 $19,037	Nil Nil	$15,425 $71,304	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$89,145 $90,341
Frank Garcia(7) Chief Financial Officer	2011 2010	$48,032 $12,560	Nil Nil	$39,285 $91,573	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$87,317 $104,133
Jerry Minni(8) Former Chief Financial Officer	2011 2010	$7,000 $48,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil $25,875	$7,000 $73,875

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The value of these options is estimated using the Black-Scholes option pricing model. As disclosed in the Company’s audited annual financial statements for the financial year ended February 28, 2011, such fair value is estimated to be $0.25. The Company has not granted any stock options subsequent to the financial year ended February 28, 2011.

(4)	Andrew Brodkey was appointed as the President, Chief Executive Officer and a director of the Company on December 4, 2009.

(5)	Jodi Henderson was appointed as Corporate Secretary on December 4, 2009.

(6)

David Hackman was appointed V.P. Exploration of the Company on December 4, 2009. The payment of $19,037 and $73,720 in the financial year ended February 28, 2010 and 2011, respectively, was paid to Sage Associates Inc, a company wholly owned by David Hackman.

(7)	Frank Garcia was appointed Chief Financial Officer of the Company on March 31, 2010.

(8)

Jerry Minni was appointed the Chief Financial Officer of the Company on September 18, 2006 and resigned from that position on April 14, 2010. Jerry Minni’s total compensation for 2010 includes $48,000 to JVM Management Ltd., a company controlled by Jerry Minni, $12,125 accounting fees and $13,750 for office facilities and rent.

Narrative Discussion

The Company entered into an employment agreement dated November 1, 2009 with Andrew Brodkey, Chief Executive Officer, President and a director of the Company. Pursuant to the terms of the agreement, the Company agreed to pay Mr. Brodkey a base salary of US$10,000 per month and grant options to acquire 1,500,000 common shares of the Company, the terms of which were to be agreed upon at a later date. The term of the agreement is for a two year period with automatic renewals for similar two year periods. The agreement can be terminated with 30 days notice. If the agreement is terminated, subject to certain conditions, the Company will pay a severance of one month’s compensation for every month of service up to a maximum of two year’s wages.

The Company entered into a consulting agreement dated November 1, 2009 with Sage Associates Inc., a company wholly owned by Dr. David Hackman, an officer of the Company. Pursuant to the terms of the agreement, Sage Associates agreed to provide geological and advisory services in consideration for the payment of US$6,000 per month. Such services primarily involve geologic evaluation of properties, design and implementation of exploration programs, and coordination with outside independent geologists. The term of this agreement extends through the end of the calendar year 2010 and can be renewed at the Company’s discretion. Either party without notice may terminate this agreement, and if the Company exercises its right it will only be obligated to pay Dr. Hackman for the fees actually earned by Dr. Hackman.

The Company entered into a consulting agreement dated November 1, 2009 with JVM Management Ltd., a company wholly owned by Jerry Minni, formerly the Chief Financial Officer, Secretary and a director of the Company. Pursuant to the terms of the agreement, JVM Management provided administrative and management services to the Company in consideration for the payment of $3,500 per month. These services included day-today operations of the Company as well as bookkeeping, all regulatory filings, contracts, procurement of services, and related matters. The Company also paid accounting fees of $12,125 to J.A. Minni & Associates Inc., and rent of $13,750 to Earls Cove Financial Corp., both of which entities were controlled by Jerry Minni, a former director and officer, or were entities in which Mr. Minni was a partner or proprietor. Jerry Minni resigned as the Company’s Chief Financial Officer on April 14, 2010.

The Company has not granted any stock options subsequent to the financial year ended February 28, 2011.

The Company has also engaged Kriyah Consultants LLC, a company managed by Andrew Brodkey, to provide administrative services for US$2,500 per month.

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period. An “incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option and share-based awards granted to NEOs that were outstanding as of February 28, 2011, including awards granted before the year ended February 28, 2011.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Andrew Brodkey(2) Chairman of the Board, Chief Executive Officer and President	100,000 75,000 400,000	$0.50 $0.55 $0.30	Jan. 15, 2015 March 30, 2015 May 26, 2020	Nil	Nil	Nil
Jodi Henderson(3) Corporate Secretary	100,000 51,200 23,800 50,000	$0.50 $0.55 $0.55 $0.30	Jan. 15, 2015 March 30, 2015 March 30, 2020 May 26, 2020	Nil	Nil	Nil
David Hackman(4) V.P. Exploration	100,000 50,000	$0.50 $0.55	Jan. 15, 2015 March 30, 2015	Nil	Nil	Nil
Frank Garcia(5) Chief Financial Officer	100,000 75,000 50,000	$0.50 $0.55 $0.30	Jan. 15, 2015 March 30, 2020 May 26, 2020	Nil	Nil	Nil
Jerry Minni (6) Former Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil

(1)	The closing price of the Company’s common shares on February 28, 2011 was $0.225 .
(2)	Andrew Brodkey was appointed as the President, Chief Executive Officer and a director of the Company on December 4, 2009.
(3)	Jodi Henderson was appointed as Corporate Secretary on December 4, 2009.
(4)	David Hackman was appointed V.P. Exploration of the Company on December 4, 2009.
(5)	Frank Garcia was appointed Chief Financial Officer of the Company on March 31, 2010.

(6)	Jerry Minni was appointed the Chief Financial Officer of the Company on September 18, 2006 and resigned from that position on April 14, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended February 28, 2011 by NEOs.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Andrew Brodkey(1) Chairman of the Board, Chief Executive Officer and President	$59,797	Nil	Nil
Jodi Henderson(2) Corporate Secretary	$16,519	Nil	Nil
David Hackman(3) V.P. Exploration	$5,784	Nil	Nil
Frank Garcia(4) Chief Financial Officer	$19,643	Nil	Nil
Jerry Minni(5) Former Chief Financial Officer	Nil	Nil	Nil

(1)

Andrew Brodkey was appointed as President, Chief Executive Officer and a director of the Company on December 4, 2009. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.65. On May 26, 2010, 400,000 stock option granted to this optionee at an exercise price of $0.30. On July 7, 2011, the closing price of the Company’s common shares was $0.13.

(2)

Jodi Henderson was appointed as Corporate Secretary on December 4, 2009. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.55. On May 25, 2010, 50,000 stock option granted to this optionee at an exercise price of $0.30. On July 7, 2011, the closing price of the Company’s common shares was $0.13.

(3)

David Hackman was appointed V.P. Exploration of the Company on December 4, 2009. On March 30, 2010, 50,000 stock options were granted to this optionee at an exercise price of $0.55. On July 7, 2011, the closing price of the Company’s common shares was $0.13.

(4)

Frank Garcia was appointed Chief Financial Officer of the Company on March 31, 2010. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.55. On May 26, 2010, 50,000 stock option granted to this optionee at an exercise price of $0.30. On July 7, 2011, the closing price of the Company’s common shares was $0.13.

(5)	Jerry Minni was appointed the Chief Financial Officer of the Company on September 16, 2006 and resigned from that position on April 14, 2010.

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, above, and “Stock Option Plan”, below, for a description of all plan based awards and their significant terms. Also refer to the copy of the stock option plan attached to this Information Circular as Schedule “A”. There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s most recently completed financial year ended February 28, 2011.

The Company has not granted any stock options subsequent to the financial year ended February 28, 2011.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Defined Benefits Plans

The Company does not have a pension plan that provide for payments or benefits at, following, or in connection with retirement, excluding defined contribution plans.

Defined Contribution Plans

The Company does not have a pension plan that provides for payments or benefits at, following or in connection with retirement, excluding defined benefit plans.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any NEO.

Termination and Change of Control Benefits

If the Company terminates the employment agreement with Andrew Brodkey, the Company will pay a severance of one month’s compensation for every month of service up to a maximum of two year’s wages.

Director Compensation

Director Compensation Table

The following table sets forth the details of all compensation provided to the Company’s directors, other than the NEOs, during the Company’s most recently completed financial year ended February 28, 2011.

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. David Terry(1)	$10,906	Nil	$25,560	Nil	Nil	Nil	$36,466
Dr. Ronald Richman(2)	$10,189	Nil	$80,620	Nil	Nil	Nil	$90,809

(1)

Dr. David Terry has been a director of the Company since May 30, 2008. David Terry was granted an aggregate of 100,000 stock options. The fair value of the vested options on the date of grant was calculated using the Black-Scholes option pricing model, which valued them at $0.25.

(2)

Dr. Ronald Richmond was appointed a director of the Company on April 14, 2010. Ronald Richmond was granted an aggregate of 200,000 stock options. The fair value of the vested options on the date of grant was calculated using the Black-Scholes option pricing model, which valued them at 0.40.

Narrative Discussion

Dr. David Terry has entered into an Independent Director Agreement with the Company for a monthly fee of USD $1,000 that is expected to continue until this Meeting. Should Mr. Terry be successful elected as a director at the Meeting, the Company intends to extend the term of that Independent Director Agreement. Either party without notice may terminate this agreement, and if the Company exercises its right, the Dr. Terry shall be entitled to keep the monthly fee already paid to him for that calendar month.

Dr. Ronald Richman entered into an Independent Director Agreement with the Company for a monthly fee of USD $1,000 that is expected to continue until this Meeting. Should Mr. Terry be successful elected as a director at the Meeting, the Company intends to extend the term of that Independent Director Agreement. Either party without notice may terminate this agreement, and if the Company exercises its right, Dr. Richman shall be entitled to keep the monthly fee already paid to him for that calendar month.

Other than noted above, the Company does not have any arrangements, standard or otherwise, pursuant to which non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts. The Board intends to continue to compensate directors primarily through the grant of stock options and reimbursement of expenses incurred by such persons acting as directors of the Company.

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option and share-based awards granted to the Company’s directors, other than the NEOs, that were outstanding as of February 28, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. David Terry(2)	300,000 100,000	$0.55 $0.30	March 30, 2020 May 26, 2020	Nil	Nil	Nil
Dr. Ronald Richman(3)	200,000	$0.55	April 9, 2020	Nil	Nil	Nil

(1)	The closing price of the Company’s common shares on February 28, 2011 was $0.225.
(2)	Dr. David Terry has been a director of the Company since May 30, 2008.
(3)	Dr. Ronald Richman has been a director of the Company since April 10, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended February 28, 2011 by directors.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. David Terry(1)	$12,780	Nil	Nil
Dr. Ronald Richman(2)	$30,233	Nil	Nil

(1)

Dr. David Terry has been a director of the Company since May 30, 2008. On May 25, 2010, 100,000 stock option granted to this optionee at an exercise price of $0.30. On July 7, 2011, the closing price of the Company’s common shares was $0.13.

(2)

Dr. Ronald Richman has been a director of the Company since April 10, 2010. On April 14, 2010, 200,000 stock option granted to this optionee at an exercise price of $0.55. On July 7, 2011, the closing price of the Company’s common shares was $0.13.

Narrative Discussion

For a summary of the material provisions of the Plan, pursuant to which all option-based awards are granted to the Company’s directors, please see below under the heading “Particulars of Matters to Be Acted Upon – Approval of Stock Option Plan”.

The Company has not granted any stock options subsequent to the financial year ended February 28, 2011.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at the most recently complete financial year ended February 28, 2011, the Company only had in place the fixed Plan. For information on the new Plan, see information in the executive compensation above. The following securities had been authorized for issuance under the Company’s Fixed Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,650,000	$0.375	1,160,095
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,650,000	$0.375	1,160,095

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee of the Corporation or any proposed management nominee for election as director, or any associate of such director, executive officer or proposed nominee, has been indebted to the Corporation at any time during the financial year ended February 28, 2011.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the appointment of Manning Elliott LLP, Chartered Accountants, to serve as auditor of the Company for the fiscal year ending February 28, 2012, at a remuneration to be fixed by the Board.

Manning Elliott LLP, Chartered Accountants, was first appointed as auditor of the Company in January, 2008.

Management recommends the appointment of Manning Elliott LLP, Chartered Accountants, to serve as auditor of the Company for the fiscal year ending February 28, 2012.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The following is the text of the Company’s Audit Committee Charter.

1.          Purpose of the Committee

1.1        The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.          Members of the Audit Committee

2.1        At least one member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2        The Audit Committee shall consist of no less than three Directors.

2.3        At least one member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.          Relationship with External Auditors

3.1        The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2        The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3        The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4        The Audit Committee will have direct communications access at all times with the external auditors.

4.          Non-Audit Services

4.1        The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2        Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.          Appointment of Auditors

5.1        The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2        The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.          Evaluation of Auditors

6.1        The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.          Remuneration of the Auditors

7.1        The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2        The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.          Termination of the Auditors

8.1        The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.          Funding of Auditing and Consulting Services

9.1        Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.        Role and Responsibilities of the Internal Auditor

10.1      At this time, due to the Company’s size and limited financial resources, the Company’s Chief Financial Officer is responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.        Oversight of Internal Controls

11.1       The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.        Continuous Disclosure Requirements

12.1      At this time, due to the Company’s size and limited financial resources, the Company’s Chief Financial Officer is responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.        Other Auditing Matters

13.1      The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2      The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.        Annual Review

14.1      The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.        Independent Advisers

15.1      The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

The members of the Company’s Audit Committee are:

Member	Independent(1)	Financially Literate(2)
Andrew Brodkey	No	Yes
Dr. David Terry	Yes	Yes
Dr. Ronald Richman	Yes	Yes

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. Mr. Brodkey is not independent, as he is the President and Chief Executive Officer of the Company.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Andrew Brodkey is a mining engineer and a lawyer. He graduated with distinction with a B.S. in Mining Engineering from the University of Arizona in 1979. Mr. Brodkey earned a law degree, cum laude, from Creighton University in 1982. He worked at the Denver, Colorado law firm of Gorsuch, Kirgis, Campbell, Walker and Grover as an associate specializing in natural resources and environmental law from 1982 until 1987. Subsequently, Mr. Brodkey joined Magma Copper Company, a NYSE-traded mining company in 1987, where he held various positions, eventually succeeding to the role of Vice President and General Counsel in 1992. Following Magma’s acquisition by BHP in 1996, he remained in a senior legal position with BHP Copper Inc., and in 2000 moved to the position of Vice President, Business Development for BHP Copper. Following his departure from BHP in 2002, Mr. Brodkey held the position of Managing Director of the International Mining & Metals Group of CB Richard Ellis, Inc (“CBRE”), where he was responsible for creating and building the mining property practice of CBRE. Currently, Mr. Brodkey is the President, CEO and Director of Pacific Copper Corp, and President and Director of Zoro Mining Corp. His is also the Manager of Kriyah Consultants LLC, which has a contractual relationship with the Company.

Dr. David Terry holds a BSc and a PhD in Geology from the University of Western Ontario and a P. Geo. license in the Province of British Columbia. Dr. Terry has over 20 years of experience in the resource sector focused primarily on exploration for a wide spectrum of mineral deposits throughout North and South America. He has held numerous senior positions with both large mining companies and junior exploration companies, including IMA Exploration Inc., Boliden Limited, Westmin Resources Limited, Hemlo Gold Mines Inc., Cominco Limited and Gold Fields Mining Corporation. Dr. Terry currently serves as a director and officer of several publicly-listed mineral exploration companies.

Dr. Ronald Richman from 2008 to the present was a co-director at Arid Lands Bioenergy Institute at the University of Arizona responsible for developing industrial liaison program, and reviewing programs for potential commercialization responsible for developing industrial liaison program, and reviewing programs for potential commercialization. From 2003 to the present, Dr. Richman was Director and Chief Executive Officer of Innovative Technology Development Center in Tucson, AZ a Not-for-Profit organization promoting sustainable economic development across Southern Arizona with focus on renewable resources. Prior to this, Dr. Richman held senior executive positions with IBM where he worked for 35 years. Dr. Richman received a Bachelor of Science Degree in Chemistry from New York University, a Master of Science in Chemistry at the University of Colorado, a Doctor of Philosophy in Chemistry from the University of Colorado, the Wharton Executive Program, Wharton School, Senior Management Development at Sands Point IBM.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last two fiscal years ended February 28, 2011 and February 28, 2010 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
February 28, 2011	$28,500	$16,700	$1,000	$19,179
February 28, 2010	$29,000	$21,500	$1,000	$11,400

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed other than by the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 Disclosure of Corporate Governance Practices prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings or unanimous consent resolutions of the Board. The Board is comprised of three (3) directors consisting of Andrew Brodkey, Dr. David Terry and Dr. Ronald Richman. The Board has no formal procedures designed to facilitate the exercise of independent supervision over management, relying instead on the integrity of the individual members of its management team to act in the best interests of the Company.

Mr. Brodkey is not independent as he is the President and Chief Executive Officer of the Company. Dr. Terry and Dr. Richman are independent.

Directorships

Certain of the directors and proposed directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
Andrew Brodkey	Zoro Mining Corp. Pacific Copper Corp. Titan Iron Ore Corp
Dr. David Terry	Astral Mining Corporation Golden Alliance Resources Corp. Golden Arrow Resources Corporation Kobex Minerals Inc. Panthera Exploration Inc. Richfield Ventures Corp. Windstorm Resources Inc.
Dr. Ronald Richman	Nil

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and any public disclosure filings by the Company, as may be applicable. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board is responsible for determining compensation for the directors of the Company to ensure it reflects the responsibilities and risks of being a director of a public company.

Other Board Committees

The Board has no other committees, other than the Audit Committee.

Assessments

The Board has no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities of the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, the appointment of auditors or the approval of the Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Stock Option Plan

Shareholder approval for the Company’s current stock option plan (the “Stock Option Plan”) was obtained at the annual general meeting of the Shareholders held on December 15, 2010. A copy of the Stock Option Plan is attached as Schedule “A” to this Information Circular.

The Plan was adopted by the Company’s Board on March 30, 2010. The purpose of the Plan is to advance the interests of the Company and its shareholders and subsidiaries by attracting, retaining and motivating the performance of selected directors, officers, employees or consultants of the Company of high caliber and potential and to encourage and enable such persons to acquire and retain a proprietary interest in the Company by ownership of its stock.

The Plan provides that, subject to the requirements of the Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of granting of options (including all options granted by the Company to date). The number of Common Shares which may be reserved in any 12 month period for issuance to any one individual upon exercise of all stock options held by that individual may not exceed 5% of the issued and outstanding Common Shares of the Company at the time of the grant. The number of Common Shares which may be reserved in any 12 month period for issuance to any one consultant may not exceed 2% of the issued and outstanding Common Shares and the maximum number of Common Shares which may be reserved in any 12 month period for issuance to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding Common Shares of the Company. The Plan provides that options granted to any person engaged in investor relations activities will vest in stages over 12 months with no more than 25% of the stock options vesting in any three month period.

The Plan will be administered by the Board or a special committee of directors, either of which will have full and final authority with respect to the granting of all stock options thereunder. Stock options may be granted under the Plan to such directors, officers, employees or consultants of the Company, as the board of directors may from time to time designate.

The exercise price of any stock options granted under the Plan shall be determined by the Board, but may not be less than the market price of the Common Shares on the Exchange on the date of the grant (less any discount permissible under Exchange rules). The term of any stock options granted under the Plan shall be determined by the Board at the time of grant but, subject to earlier termination in the event of termination or in the event of death, the term of any stock options granted under the Plan may not exceed ten years. Options granted under the Plan are not to be transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession. Subject to certain exceptions, in the event that a director or officer ceases to hold office, options granted to such director or officer under the Plan will expire 90 days after such director or officer ceases to hold office.

Subject to certain exceptions, in the event that an employee, or consultant ceases to act in that capacity in relation to the Company, stock options granted to such employee, consultant or management company employee under the Plan will expire 90 days after such individual or entity ceases to act in that capacity in relation to the Company.

Stock options granted to optionees engaged in investor relations activities on behalf of the Company expire 30 days after such optionees cease to perform such investor relations activities for the Company. In the event of death of an option holder, options granted under the Plan expire one year from the date of the death of the option holder.

The optionee must pay us promptly upon exercise of a stock option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes resulting upon exercise of a stock option or otherwise related to a stock option or shares of our common stock acquired in connection with a stock option.

The Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of the Board.

During the financial year ended February 28, 2011, 2,650,000 options were outstanding under the Stock Option Plan and as of the Record Date 2,650,000 options were outstanding.

The policies of the TSX Venture Exchange state that rolling plans, such as the Stock Option Plan, must receive Shareholder approval yearly, at the Company’s annual general meeting. Accordingly the shareholders will be asked to approve, at the Meeting, the Company’s Stock Option Plan, conditional upon receipt of all necessary regulatory approvals.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

the Company’s Stock Option Plan be and is hereby ratified, approved and confirmed including the reserving for issuance under the Stock Option Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

2.	the Company be authorized to abandon or terminate all or any part of the Stock Option Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so;

3.	the Company be and is hereby authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan;

4.

the Company be and is hereby, at the discretion of the Board, to amend the exercise price of previously granted option agreements, without further approval by the shareholders, all in accordance with the policies of the TSX Venture Exchange; and

5.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution.”

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the Stock Option Plan. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simply majority of the votes cast in person or by proxy.

Management of the Company recommends that shareholders vote in favour of the above ordinary resolution.

Creation of Preferred Shares

The directors of the Company are proposing that the Company create a new class of preferred shares (the “Preferred Shares”) without par value and without a maximum authorized number, issuable in series, on such terms as may be determined by the Company’s directors for each such series. The Company proposes the creation of the Preferred Shares to provide management with flexibility respecting possible future financings, strategic acquisitions and other corporate transactions. Each series would generally require regulatory approvals before it is issued.

Under the Articles of the Company the creation of a new class of shares requires the approval of the shareholders of the Company by a special resolution. Accordingly, shareholders will be asked to approve the following special resolutions in order to alter the authorized share capital of the Company:

“Resolved, as a special resolution, that:

1.	the authorized share structure of the Company be altered by creating a unlimited number of Preferred Shares without par value;

2.	the Notice of Articles and Articles of the Company be altered to reflect the altered authorized share structure of the Company;

3.	the Preferred Shares may be issued in Series on such terms as determined by the directors of the Company in accordance with the class rights and restrictions;

4.	there be attached to the class of Preferred Shares the special rights and restrictions as set out in Part 28 of the Articles of the Company and as attached hereto as Schedule “B”;

5.	the Articles and Notice of Articles of the Company be altered accordingly;

6.

any director or officer of the Company be authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles of the Company to reflect the creation of the Preferred Shares without par value; and

7.	the directors be authorized to delay or abandon the implementation of these resolutions in their discretion.”

A vote in favour of the creation of an unlimited number of Preferred Shares will provide the directors with wide latitude to create a series of Preferred Shares which may be convertible into Common Shares and attach rights to them that rank ahead of Common Shares in respect of entitlement to assets and dividends as well as to create other series of Preferred Shares, subject to the rights of the Preferred Shares and corporate law.

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the special resolution to approve the amendment to the

Articles and Notice of Articles. A special resolution is a resolution passed by the shareholders of the Company at a general meeting by more than two-thirds of the votes cast in person or by proxy.

Management of the Company recommends that shareholders vote in favour of the above ordinary resolution.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained free of charge through the SEDAR website at www.sedar.com. Shareholders may also contact Andrew Brodkey, President and Chief Executive Officer at Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona USA 85719, Telephone: 520.623.3090, Facsimile: 520.623.3326, to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”). Unless otherwise indicated herein, financial information is provided in the Company’s comparative financial statements and MD&A for its financial year ended February 28, 2011.

All other documents referenced herein are also available on the Company’s profile on SEDAR at www.sedar.com, and upon request from any Shareholder, the Company will provide a copy of any such document free of charge.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board.

Dated at Vancouver, British Columbia, the 8th day of July, 2011.

ON BEHALF OF THE BOARD

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew Brodkey
President, Chief Executive Officer and Director

SCHEDULE “A”

PAN AMERICAN LITHIUM CORP.

STOCK OPTION PLAN

March 30, 2010

1.          PURPOSE

                          The purpose of the Stock Option Plan (the “Plan”) of Pan American Lithium Corp., a body corporate incorporated under the Business Corporations Act (British Columbia) (the “Company”), is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

2.          ADMINISTRATION AND GRANTING OF OPTIONS

                          The Plan shall be administered by the Board of Directors of the Company or, if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company, subject to approval by the Board of Directors of the Company (such committee or, if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board of Directors.

                          The Committee may from time to time designate bona fide directors, officers, employees or consultants of the Company (the “Participants”) to whom options to purchase common shares of the Company (each, an “Option”) may be granted and the number of common shares to be optioned to each, provided that the total number of common shares to be optioned shall not exceed the number provided in Clauses 3 and 4 hereof. The Company represents that Participants who are granted Options will be bona fide directors, officers, employees or consultants of the Company at the time of grant.

3.          SHARES SUBJECT TO PLAN

                          Subject to adjustment as provided in Clause 13 hereof, the shares to be offered under the Plan shall consist of Options to acquire up to a maximum of 10% of the number of issued and outstanding common shares in the Company’s capital stock at the time of the grant. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

4.          NUMBER OF OPTIONED SHARES

                          The number of shares subject to an Option to a Participant, other than a Consultant (as defined in the policies of the TSX Venture Exchange (the “Exchange”)) and an Employee (as defined in the policies of the Exchange) conducting Investor Relations Activities (as defined in the policies of the Exchange) shall be determined by the Committee, but no Participant, where the Company is listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted under any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period.

- A1 -

                          The maximum number of shares subject to an Option to a Participant who is a Consultant is presently limited to an amount equal to 2% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period.

                          The number of options granted to all persons in aggregate who are employed to perform Investor Relations Activities is presently limited to an amount equal to 2% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period, provided that such Options vest in stages over a 12 month period with no more than 1/4 of the Options vesting in any 3 month period.

                          Other than the foregoing, the Committee, subject to the policies of the Exchange, may determine and impose terms upon which each Option shall become vested.

5.          MAINTENANCE OF SUFFICIENT CAPITAL

                          The Company shall at times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6.         PARTICIPATION

                          The Committee shall determine to whom Options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such Options shall be granted and the number of shares to be subject to each Option. An individual who has been granted an Option may, if the individual is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee shall so determine.

7.          EXERCISE PRICE

                          The exercise price of the shares covered by each Option shall be determined by the Committee. The exercise price shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. Currently, the minimum exercise price as determined by the Exchange is not less than the Discounted Market Price (as defined by the Exchange).

8.          DURATION OF OPERATION

                          Each Option and all rights thereunder shall be expressed to expire on the date set out in the option agreements and shall be subject to earlier termination as provided in Clauses 11 and 12.

9.          OPTION PERIOD, CONSIDERATION AND PAYMENT

(a)

The option period (the “Option Period”) shall be a period of time fixed by the Committee, not to exceed the maximum period permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum period is presently ten (10) years from the date the Option is granted, provided that the Option Period shall be reduced with respect to any Option as provided in Clauses 11 and 12 covering cessation as a director, officer, employee or consultant of the Company or death of the Participant.

(b)	Except as set forth in Clauses 11 and 12, no Option may be exercised unless the Participant is, at the time of such exercise, a director, officer, employee or consultant of the Company.

- A2 -

(c)

The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

(d)

For greater certainty, an Option that had not become vested at the time that the relevant event referred to in Clause 11 or 12 occurred, shall not be or become vested or exercisable and shall be cancelled.

10.        HOLD PERIOD

                          Share certificates issued on exercise of an Option shall be legended in all cases as may be required by applicable securities laws and the rules of the Exchange.

11.        CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

                          If a Participant shall cease to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), he may, but only within 90 days after his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of a Participant who is engaged in Investor Relations Activity (as that term is defined in the policies of the Exchange) on behalf of the Company, this 90 day period referenced herein shall be shortened to 30 days.

                          Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate.

12.        DEATH OF A PARTICIPANT

                          In the event of the death of a Participant, the Option previously granted to him shall be exercisable only within the 12 months next succeeding such death and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)	if and to the extent that he was entitled to exercise the Option at the date of his death.

13.        ADJUSTMENTS

                          Appropriate and proportional adjustments in the exercise price of the Options and in the number of Options granted or to be granted may be made by the Committee in its discretion to give effect to adjustments in the number of common shares of the Company resulting from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

14.        TRANSFERABILITY

                          All benefits, rights and Options accruing to the Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein.

- A3 -

During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

15.        AMENDMENT AND TERMINATION OF PLAN

                          The Committee may, at any time, suspend or terminate the Plan. The Board of Directors may, subject to such approvals as may be required under the rules of any stock exchange or which the common shares are then listed or other regulatory body having jurisdiction, also at any time amend or revise the terms of the Plan, PROVIDED that no such amendment or revision shall alter the terms of any Options theretofore granted under the Plan.

16.        NECESSARY APPROVALS

                          The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company, any regulatory authority or stock exchange having jurisdiction over the securities of the Company. So long as it remains a policy of the Exchange, the Company will obtain disinterested shareholder approval for:

(a)	any reduction in the exercise price of the Option if the Participant is an insider of the Company at the time of the proposed amendment;

(b)	the grant to any Participant, if the Participant is an insider of the Company at the time of the grant, within a 12 month period, of a number of options exceeding 10% of the issued shares;

(c)	the issuance to any one Participant, if the Participant is an insider of the Company at the time of the grant, of a number of shares exceeding 10% of the issued shares; or

(d)

the grant of Options if the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders of the Company, within a 12 month period, of a number of Options exceeding 10% of the issued shares.

If any shares cannot be issued to the Participant for whatever reason, the obligation of the Company to issue such shares shall terminate and any Option exercise price paid to the Company will be returned to the Participant.

17.        PRIOR PLANS

                          The Plan shall entirely replace and supersede any prior share option plan, adopted by the Board of Directors of the Company or its predecessor company, PROVIDED that the Plan does not affect any Options granted under any prior share option plan.

18.        EFFECTIVE DATE OF PLAN

                          The Plan has been adopted by the Board of Directors and shall become effective upon the date hereof. The Plan may remain subject to the approval of any stock exchange on which the shares of the Company is or are to be listed or other regulatory body having jurisdiction and approval of the shareholders and, if and when so approved, the grant of Options under the Plan shall become effective.

- A4 -

SCHEDULE “B”
PART 28
SPECIAL RIGHTS AND RESTRICTIONS PREFERRED SHARES

Preferred shares issuable in series

The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)           determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)           create an identifying name for the shares of that series, or alter any such identifying name; and

(c)           attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

Dissolution or winding up

The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Voting Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of Preferred shares as aforesaid shall be distributed rateably among the holders of the Voting Common shares.

Preferred shares do not confer right to receive notice of, attend or vote at general meetings

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred shares by the directors, holders of Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

- B1 -